                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                           Tweedy, Browne Company L.P.

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                               TBK Partners, L.P.

                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                            Vanderbilt Partners, L.P.

                    Under the Securities Exchange Act of 1934

                       AMERICAN REAL ESTATE PARTNERS, L.P.
                                (Name of Issuer)

           DEPOSITORY UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    028169109
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               UPON EXAMINATION ON
                              NOVEMBER 13, 1996, OF
                             ISSUER'S REPORT ON FORM
                            10Q FOR THE QUARTER ENDED
                                  JUNE 30, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 029169109                                          Page 2  of 11 Pages
          --------------                                          ---   ---

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    TWEEDY, BROWNE COMPANY L.P. ("TBC")
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                                    (b) [X]

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   00
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE

----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER    TBC has sole voting power with respect to 837,463 units held in certain TBC accounts (as hereinafter defined).  Additionally, certain of the general partners of TBC may be deemed to have sole power to vote certain units as more fully set forth herein.
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                 0 units
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      0 units, except that certain of the general partners of TBC may be deemed to have sole power to dispose of certain units as more fully set forth herein.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               954,628 units held in accounts of TBC (as hereinafter defined).
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  954,628 units
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [X]

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.72%
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                    BD, IA & PN
----------------------------------------------------------------------------------------------------------------------------------


                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 029169109                                          Page  3 of 11 Pages
          --------------                                          ---   ---

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     TBK PARTNERS, L.P. ("TBK")
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                                    (b) [X]

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                  WC and BK
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER   103,700 units, except that the general partners in TBK solely by reason of their positions as such, may be deemed to have shared power to vote these units.

   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                 0 units
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      103,700 units, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these units.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0 units
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   103,700 units
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.40%
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                      PN
----------------------------------------------------------------------------------------------------------------------------------


                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 029169109                                           Page 4 of 11 Pages
          --------------                                          ---   ---

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   VANDERBILT PARTNERS, L.P. ("VANDERBILT")
----------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) [ ]
                                                                                                                    (b) [X]

----------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                 WC and BK
----------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

----------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE

----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER  10,000 units, except that the general partners in Vanderbilt solely by reason of their positions as such, may be deemed to have shared power to vote these units.
   NUMBER OF           -----------------------------------------------------------------------------------------------------------
    SHARES             8       SHARED VOTING POWER
  BENEFICIALLY                 0 units
 OWNED BY EACH         -----------------------------------------------------------------------------------------------------------
REPORTING PERSON       9       SOLE DISPOSITIVE POWER
     WITH                      10,000 units, except that the general partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these units.
                       -----------------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                               0 units
----------------------------------------------------------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    10,000 units
----------------------------------------------------------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]

----------------------------------------------------------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.04%
----------------------------------------------------------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                   PN
----------------------------------------------------------------------------------------------------------------------------------


                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PRELIMINARY NOTE

     The persons filing this Amendment No. 4 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 4 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated September 30, 1993 (the "Statement") and is prompted by an examination on November 13, 1996 of the Issuer's Report on Form 10Q for the quarter ended June 30, 1996. The filing of this Amendment No. 4 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 4 relates to Depository Units Representing Limited Partnership Interests (the "Units"), of American Real Estate Partners, L.P. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 4, is a company organized under the laws of Delaware, with its principal executive offices located at 90 South Bedford Road, Mt. Kisco, NY 10549.

     This Amendment No. 4 contains information regarding Units that may be deemed to be beneficially owned by TBC. Such Units are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 4 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their Units in open market transactions.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the disposition of 41,115 Units in open market transactions, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 954,628 Units, which constitutes approximately 3.72% of the 25,666,640 units which TBC believes to be the total number of Units outstanding. The TBC Units are held in the TBC Accounts.

     Also included in the TBC Units are 15,605 Units held in certain TBC Accounts, of which John D. Spears, a general partner in TBC, TBK and Vanderbilt, may be deemed to beneficially own directly. Of these 15,600 Units, 14,000 Units are held in a TBC Account for John D. Spears and 1,605 Units are held in a TBC Account for John D. Spears and his wife.

     As of the date hereof, TBK beneficially owns directly 103,700 Units, which constitutes approximately 0.40% of the 25,666,640 Units which TBK believes to be the total number of Units outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 10,000 Units, which constitutes approximately 0.04% of the 25,666,640 Units which Vanderbilt believes to be the total number of Units outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the Units held in the TBC Accounts. The aggregate number of Units with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,068,328 Units, which constitutes approximately 4.16% of the 25,666,640 Units, which the filing persons believe to be the total number of Units outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Units.

     The aggregate number of Units and percentage of Units with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 1,068,328 Units, which constitutes approximately 4.16% of the 25,666,640 Units outstanding. The aggregate number of Units and percentage of Units with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 103,700 Units which constitutes approximately 0.40% of the 25,666,640 Units outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any Units, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Units held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any Units.

     (b) TBC has investment discretion with respect to 954,628 Units held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such Units. Of these Units, TBC has sole power to vote or to direct the voting of 837,463 Units held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the Units held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 837,463 Units held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Units. Each of the General Partners and Thomas
P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Units.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Units. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Units.

     (c) During the sixty-day period ended as of the date hereof, there were no transactions affected by TBK or Vanderbilt. During the sixty-day period ended as of the date hereof, TBC has bought and sold Units in open market transactions as follows:


TBC                NO OF UNITS           NO OF UNITS                  PRICE
ACCOUNTS            BOUGHT                  SOLD                     PER UNIT

09/06/96                                  1,015                       $9
10/02/96                                 26,100                       $8.8941
10/03/96                                 14,000                       $8 7/8

11/05/96             16,200                                           $9 1/8
11/07/96                700                                           $9 1/8
11/08/96             18,700                                           $9 1/4



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Units, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Units, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Units on October 2, 1996.





                                    SIGNATURE

     Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                     TWEEDY, BROWNE COMPANY L.P.

                                                     By
                                                        ---------------------
                                                        Christopher H. Browne
                                                        General Partner

                                                     TBK PARTNERS, L.P.

                                                     By
                                                        ---------------------
                                                        Christopher H. Browne
                                                        General Partner

                                                     VANDERBILT PARTNERS, L.P.

                                                     By
                                                        ---------------------
                                                        Christopher H. Browne
                                                        General Partner

Dated: November 13, 1996